CUSIP No. 152418109                                           Page 1 of 33 Pages

                       Securities and Exchange Commission
                             Washington, D.C. 20552


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 16)


                              CENTRAL BANCORP, INC.
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)


                                    152418109
                                 (CUSIP Number)

                              Mr. Phillip Goldberg
                                 Foley & Lardner
                             321 North Clark Street
                                   Suite 2800
                                Chicago, IL 60610
                                 (312) 832-4549
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 4, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 152418109                                           Page 2 of 33 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON

           Financial Edge Fund, L.P.
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           WC, OO
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF
                               7      SOLE VOTING POWER
         SHARES                       0
                            --------- ------------------------------------------
      BENEFICIALLY
                               8      SHARED VOTING POWER
        OWNED BY                      113,900
                            --------- ------------------------------------------
          EACH
                               9      SOLE DISPOSITIVE POWER
        REPORTING                     0
                            --------- ------------------------------------------
         PERSON
                               10     SHARED DISPOSITIVE POWER
          WITH                        113,900
---------- ---------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           113,900
---------- ---------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES                                           |X|
---------- ---------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           6.9%
---------- ---------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON

           PN
================================================================================

CUSIP No. 152418109                                           Page 3 of 33 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON

           Financial Edge--Strategic Fund, L.P.
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           WC, OO
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF
                               7      SOLE VOTING POWER
         SHARES                       0
                            --------- ------------------------------------------
      BENEFICIALLY
                               8      SHARED VOTING POWER
        OWNED BY                      27,100
                            --------- ------------------------------------------
          EACH
                               9      SOLE DISPOSITIVE POWER
        REPORTING                     0
                            --------- ------------------------------------------
         PERSON
                               10     SHARED DISPOSITIVE POWER
          WITH                        27,100
----------- --------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            27,100
----------- --------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES                                          |X|
----------- --------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            1.6%
----------- --------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON

            PN
================================================================================

CUSIP No. 152418109                                           Page 4 of 33 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON

           Goodbody/PL Capital, L.P.
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           WC, OO
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF
                               7      SOLE VOTING POWER
         SHARES                       0
                            --------- ------------------------------------------
      BENEFICIALLY
                               8      SHARED VOTING POWER
        OWNED BY                      12,168
                            --------- ------------------------------------------
          EACH
                               9      SOLE DISPOSITIVE POWER
        REPORTING                     0
                            --------- ------------------------------------------
         PERSON
                               10     SHARED DISPOSITIVE POWER
          WITH                        12,168
----------- --------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            12,168
----------- --------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES                                          |X|
----------- --------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            0.7%
----------- --------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON

            PN
================================================================================

CUSIP No. 152418109                                           Page 5 of 33 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON

           PL Capital, LLC
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           AF
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF
                               7      SOLE VOTING POWER
         SHARES                       0
                            --------- ------------------------------------------
      BENEFICIALLY
                               8      SHARED VOTING POWER
        OWNED BY                      141,000
                            --------- ------------------------------------------
          EACH
                               9      SOLE DISPOSITIVE POWER
        REPORTING                     0
                            --------- ------------------------------------------
         PERSON
                               10     SHARED DISPOSITIVE POWER
          WITH                        141,000
----------- --------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            141,000
----------- --------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES                                          |X|
----------- --------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            8.5%
----------- --------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON

            PN
================================================================================

CUSIP No. 152418109                                           Page 6 of 33 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON

           Goodbody/PL Capital, LLC
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           AF
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF
                               7      SOLE VOTING POWER
         SHARES                       0
                            --------- ------------------------------------------
      BENEFICIALLY
                               8      SHARED VOTING POWER
        OWNED BY                      12,168
                            --------- ------------------------------------------
          EACH
                               9      SOLE DISPOSITIVE POWER
        REPORTING                     0
                            --------- ------------------------------------------
         PERSON
                               10     SHARED DISPOSITIVE POWER
          WITH                        12,168
----------- --------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            12,168
----------- --------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES                                          |X|
----------- --------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            0.7%
----------- --------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON

            PN
================================================================================

CUSIP No. 152418109                                           Page 7 of 33 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON

           John Wm. Palmer
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           AF
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------- --------- ------------------------------------------
        NUMBER OF
                               7      SOLE VOTING POWER
         SHARES                       0
                            --------- ------------------------------------------
      BENEFICIALLY
                               8      SHARED VOTING POWER
        OWNED BY                      153,168
                            --------- ------------------------------------------
          EACH
                               9      SOLE DISPOSITIVE POWER
        REPORTING                     0
                            --------- ------------------------------------------
         PERSON
                               10     SHARED DISPOSITIVE POWER
          WITH                        153,168
----------- --------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            153,168
----------- --------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)

            EXCLUDES CERTAIN SHARES                                          [ ]
----------- --------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            9.3%
----------- --------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON

            IN
================================================================================

CUSIP No. 152418109                                           Page 8 of 33 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON

           Richard J. Lashley
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           AF, PF
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------- --------- ------------------------------------------
        NUMBER OF
                               7      SOLE VOTING POWER
         SHARES                       600
                            --------- ------------------------------------------
      BENEFICIALLLY
                               8      SHARED VOTING POWER
        OWNED BY                      153,168
                            --------- ------------------------------------------
          EACH
                               9      SOLE DISPOSITIVE POWER
        REPORTING                     600
                            --------- ------------------------------------------
         PERSON
                               10     SHARED DISPOSITIVE POWER
          WITH                        153,168
----------- --------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            153,768
----------- --------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES                                          [ ]
----------- --------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            9.3%
----------- --------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON

            IN
================================================================================

CUSIP No. 152418109                                           Page 9 of 33 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON

           Richard Fates
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           PF
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------- --------- ------------------------------------------
        NUMBER OF
                               7      SOLE VOTING POWER
         SHARES                       500
                            --------- ------------------------------------------
      BENEFICIALLY
                               8      SHARED VOTING POWER
        OWNED BY
                            --------- ------------------------------------------
          EACH
                               9      SOLE DISPOSITIVE POWER
        REPORTING                     500
                            --------- ------------------------------------------
         PERSON
                               10     SHARED DISPOSITIVE POWER
          WITH
----------- --------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            500
----------- --------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES                                          |X|
----------- --------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            <0.1%
----------- --------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON

            IN
================================================================================

CUSIP No. 152418109                                          Page 10 of 33 Pages

Item 1. Security and Issuer

     This Schedule 13D is being filed jointly by Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund"); Financial Edge-Strategic Fund, L.P., a Delaware limited partnership ("Financial Edge Strategic"); PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund and Financial Edge Strategic ("PL Capital"); Goodbody/PL Capital, L.P., a Delaware limited partnership ("Goodbody/PL LP"); Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP ("Goodbody/PL LLC"); John W. Palmer and Richard J. Lashley, Managing Members of PL Capital and Goodbody/PL LLC; and Richard Fates. All of the filers of this Schedule 13D are collectively the "Group."

     This Schedule 13D relates to the common stock ("Common Stock") of Central Bancorp, Inc. (the "Company" or "Central Bancorp"). The address of the principal executive offices of the Company is 399 Highland Avenue, Somerville, MA 02144. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2. Identity and Background

     (a)-(c) This statement is filed by Mr. John Palmer, Mr. Richard Lashley and Mr. Richard Fates, with respect to the shares of Common Stock beneficially owned by them, as follows:

     (1) shares of Common Stock held in the name of Financial Edge Fund and Financial Edge Strategic, in Mr. Palmer's and Mr. Lashley's capacity as Managing Members of PL Capital, the General Partner of Financial Edge Fund and Financial Edge Strategic;

     (2) shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer's and Mr. Lashley's capacity as Managing Members of Goodbody/PL LLC, the General Partner of Goodbody/PL LP; and

     (3) shares of Common Stock held by Mr. Lashley and Mr. Fates, as individuals.

     The business address of Financial Edge Fund, Financial Edge Strategic, PL Capital, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. The principal employment of Messrs. Palmer and Lashley is investment management.

     The business address of Mr. Fates is BayState Financial Services, Six Kimball Lane, Lynnfield, MA 01940. The principal employment of Mr. Fates is financial planning. He was formerly the Regional President, Fleet/Bank Boston, Central Massachusetts Region.

     (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 152418109                                          Page 11 of 33 Pages


     (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) All of the individuals who are members of the Group are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     In aggregate, the Group owns 154,268 shares, equal to 9.3% of the Common Stock of the Company.

     The amount of funds expended by Financial Edge Fund to acquire the 113,900 shares of Common Stock it holds in its name is $2,550,647. Such funds were provided in part from Financial Edge Fund's available capital and, from time to time, in part by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business. As of the date of this filing there are no margin loans outstanding against the Common Stock holding.

     The amount of funds expended by Financial Edge Strategic to acquire the 27,100 shares of Common Stock it holds in its name is $621,611. Such funds were provided in part from Financial Edge Strategic's available capital and, from time to time, in part by margin account loans from Bear Stearns, extended in the ordinary course of business. As of the date of this filing there are no margin loans outstanding against the Common Stock holding.

     The amount of funds expended by Goodbody/PL LP to acquire the 12,168 shares of Common Stock it holds in its name is $254,324. Such funds were provided in part from Goodbody/PL LP's available capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns, extended in the ordinary course of business. As of the date of this filing there are no margin loans outstanding against the Common Stock holding.

     The amount of funds expended by Mr. Lashley to acquire the 600 shares of Common Stock he holds in his name is $15,250. Such funds were provided from Mr. Lashley's personal funds.

     The amount of funds expended by Mr. Fates to acquire the 500 shares of Common Stock he holds in his name is $12,947. Such funds were provided from Mr. Fates' personal funds.

     All purchases or sales of Common Stock made by members of the Group using funds borrowed from Bear Stearns, if any, were made in margin transactions on those firms' usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

CUSIP No. 152418109                                          Page 12 of 33 Pages

Item 4. Purpose of Transaction

     The purpose of the acquisition of the shares of Common Stock by members of the Group is to profit from appreciation in the market price of the Common Stock.

     On August 4, 2003, PL Capital and Central Bancorp dismissed all pending litigation against each other and settled all matters pursuant to a settlement agreement. A copy of that settlement agreement is attached as Exhibit 15.

     Members of the Group may dispose of any or all the shares of Common Stock held by them, in a manner consistent with the terms of the settlement agreement attached as Exhibit 15, although they have no current intention to do so. To the extent the actions described herein may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Group has such a purpose. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto that are not inconsistent with the settlement agreement attached as Exhibit 15.

Item 5. Interest in Securities of the Company

     The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 1,663,133, reported as the number of outstanding shares as of June 20, 2003, on the Company's Form 10-K/A. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq, except as otherwise stated.

(A)  Financial Edge Fund

     (a)-(b) See cover page.

     (c) Financial Edge Fund has made no purchases or sales of Common Stock in the last 60 days.

     (d) Because they are the Managing Members of PL Capital, the general partner of Financial Edge Fund, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)  Financial Edge Strategic

     (a)-(b) See cover page.

CUSIP No. 152418109                                          Page 13 of 33 Pages

     (c) Financial Edge Strategic has made no purchases or sales of Common Stock in the last 60 days.

     (d) Because they are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)  Goodbody/PL LP

     (a)-(b) See cover page.

     (c) Goodbody/PL LP has made no purchases or sales of Common Stock in the last 60 days.

     (d) Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Palmer and Lashley have the power to direct the affairs of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(D)  PL Capital

     (a)-(b) See cover page.

     (c)  PL Capital has made no purchases or sales of Common Stock directly.

     (d) PL Capital is the general partner of Financial Edge Fund and Financial Edge Strategic. Because they are the Managing Members of PL Capital, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund and Financial Edge Strategic.

(E)  Goodbody/PL LLC

     (a)-(b) See cover page.

     (c) Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

     (d) Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Palmer and Lashley have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL

CUSIP No. 152418109                                          Page 14 of 33 Pages

          LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(F)  Mr. John Palmer

     (a)-(b) See cover page.

     (c)  Mr. Palmer has made no purchases or sales of Common Stock directly.

(G)  Mr. Richard Lashley

     (a)-(b) See cover page.

     (c) Mr. Lashley has made no purchases or sales of Common Stock in the last 60 days.

(H)  Mr. Richard Fates

     (a)-(b) See cover page.

     (c) Mr. Fates has made no purchases or sales of Common Stock in the last 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     Financial Edge Fund has agreed to indemnify Mr. Fates for all costs and expenses arising out of or related to his nomination for election as a director of Central Bancorp. With respect to Financial Edge Fund and Financial Edge Strategic, PL Capital is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

     In connection with an agreement entered into between PL Capital and the Company on August 4, 2003, PL Capital has agreed, among other things, to grant the Company a right of first refusal to purchase shares of Common Stock held by PL Capital should PL Capital decide to sell any such shares of Common Stock, as well as other matters set forth in the settlement agreement attached as Exhibit 15.

     Other than the foregoing agreements and the Joint Filing Agreement filed as
Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

CUSIP No. 152418109                                          Page 15 of 33 Pages

Item 7. Material to be Filed as Exhibits

No.       Description
---       -----------

1         Joint Filing Agreement.*
2         Letter from The PL Capital Group to the Company, dated July 31, 2001.*
3         Letter from The PL Capital Group to the Company, dated October 25,
          2001.*
4 Letter from The PL Capital Group to John Doherty and Joseph Doherty, dated February 7, 2002.*
5         Letter from The PL Capital Group to John Doherty, Joseph
          Doherty and the Joseph Doherty Family Limited Partnership,
          dated February 22, 2002.*
6 Letter from Richard J. Lashley to Rhoda K. Astone, Secretary and Clerk of the Company, dated March 1, 2002.*
7 Letter from Richard J. Lashley to Rhoda K. Astone, Secretary and Clerk of the Company, dated May 22, 2002.*
8 Letter from Richard J. Lashley to Rhoda K. Astone, Secretary and Clerk of the Company, dated June 6, 2002.*
9         Letter from Richard J. Lashley to the Company, dated June 14, 2002.*
10 Letter from The PL Capital Group to shareholders of the Company, dated July 11, 2002.*
11 Complaint filed in the District of Massachusetts federal court on October 1, 2002.*
12 Shareholder Derivative Demand Letter from Richard Lashley and PL Capital to the Company's Board of Directors, dated January 16, 2003.*
13 Letter from Mr. Lashley and PL Capital to the Board of Directors of the Company, dated May 14, 2003.*
14 Letter from Richard J. Lashley to Rhoda K. Astone, Secretary and Clerk of the Company, dated July 2, 2003.*
15 Settlement Agreement by and between The PL Capital Group and the Company, dated August 4, 2003.
______________
*Filed with an earlier-filed version of this Schedule 13D.

CUSIP No. 152418109                                          Page 16 of 33 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 11, 2003

                           FINANCIAL EDGE FUND, L.P.

                           By:      PL CAPITAL, LLC
                                    General Partner

                           By:      /s/ John Palmer   /s/ Richard Lashley
                                    John Palmer       Richard Lashley
                                    Managing Member   Managing Member


                           FINANCIAL EDGE-STRATEGIC FUND, L.P.

                           By:      PL CAPITAL, LLC
                                    General Partner

                           By:      /s/ John Palmer   /s/ Richard Lashley
                                    John Palmer       Richard Lashley
                                    Managing Member   Managing Member


                           PL CAPITAL, LLC

                           By:      /s/ John Palmer   /s/ Richard Lashley
                                    John Palmer       Richard Lashley
                                    Managing Member   Managing Member


                           GOODBODY/PL CAPITAL, L.P.

                           By:      GOODBODY/PL CAPITAL, LLC
                                    General Partner

                           By:      /s/ John Palmer   /s/ Richard Lashley
                                    John Palmer       Richard Lashley
                                    Managing Member   Managing Member

CUSIP No. 152418109                                          Page 17 of 33 Pages

                           GOODBODY/PL CAPITAL, LLC

                           By:      /s/ John Palmer   /s/ Richard Lashley
                                    John Palmer       Richard Lashley
                                    Managing Member   Managing Member


By:      /s/ John Palmer
          John Palmer


By:      /s/ Richard Lashley
          Richard Lashley


By:      /s/ Richard Fates
          Richard Fates